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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 21 April 2004
                         Commission File Number 0-30358

                                  ebookers plc
                             ----------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                   ------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F __|X|__   Form 40-F ____


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes ____       No __|X|__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.

Enclosures:

6-K Shelf Registration Announcement           21 April 2004              3 pages

FINAL

           EBOOKERS CONFIRMS FILING OF A REGISTRATION STATEMENT WITH
                    U.S. SECURITIES AND EXCHANGE COMMISSION

21 April, 2004 - ebookers plc (Nasdaq - EBKR, LSE - EBR) announces that the U.S. Securities and Exchange Commission yesterday, 20 April 2004, declared its shelf registration statement, filed on 25 March 2004, effective.

The filing will enable the company to offer, if circumstances warrant, up to U.S. $200 million of its ordinary shares (in the form of American depositary shares or ordinary shares) in one or more offerings from time to time. The amount and price of the securities offered at any given time, if any, will be determined at the time of the offering and provided in a supplement to the prospectus contained in the registration statement.

Dinesh Dhamija, Chairman of ebookers said

"The filing of the registration statement is good housekeeping and acts as a facility to provide us with the flexibility to move quickly in the event that, for example, we identify a suitable acquisition. While we have no immediate acquisition target, we have continually highlighted our growth ambitions for the business."

This announcement does not constitute an offer of any securities for sale.

                                    --ends--




For further information:
------------------------

ebookers plc
Nigel Addison-Smith                                         +44 (0) 20 7489 2205

Cubitt Consulting (UK)
Fergus Wylie                                                +44 (0) 20 7367 5100





Forward Looking Statements
--------------------------

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrate its potential subsidiaries across Europe, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange the Nasdaq National Market and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   21 April 2004
                                                     /s/ Leigh Grant
                                                     ---------------------------
                                                     Deputy Company Secretary
                                                     ebookers plc